Exhibit 99.4

ZenaTech Completes Acquisition of NOW Solutions Inc., Expanding its Enterprise SaaS Division with Government and Public Sector Customers and Strengthening Recurring Revenue Growth

Vancouver, British Columbia, (April 14, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the acquisition of all material assets of NOW Solutions Inc., a Richardson, Texas-based, HR and payroll software company with a long-standing list of customers including schools, hospitals, municipal organizations, and government entities across the U.S. and Canada. The material assets of the Human Resource Management System (HRMS) company, which serves small to mid-market-sized customers with workforces of 1000 to 20,000 employees, was acquired through a bankruptcy sale process under U.S. bankruptcy law. This acquisition adds a recurring revenue business with decades-long customer relationships, further strengthening ZenaTech’s Enterprise SaaS division and portfolio of software companies and brands.

“Through this acquisition we are strengthening and expanding our Enterprise SaaS division with a company that brings deep market presence and long-standing customer relationships,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are committed to optimizing long-term customer value while growing the customer base. Importantly, this transaction adds a significant base of government and public sector clients, many of which are legacy, multi-decade relationships, further enhancing the durability of our revenue streams and underpinning consistent, high-quality growth for our investors.”

NOW Solutions delivers HR and payroll solutions that help organizations streamline operations and enhance workforce management. With a web-based platform called emPath, the company provides capabilities that unify human resources and payroll functions into a single, accessible system. The emPath platform enables organizations to efficiently manage employee compensation, skills tracking, absence management, performance reviews, and workforce analytics—while delivering employee self-service capabilities that empower employees and reduce administrative burden.

The global HRIS software market exceeds $12 billion annually growing at 8.5% per year according to market analyst Verified Market Reports, with strong continued growth driven by increasing regulatory complexity and workforce management demands. While the target market for many HRIS providers is to service clients with tens of thousands to hundreds of thousands of employees, ZenaTech management believes a significant addressable market exists for the 1,000 to 20,000 employee segments where specialized providers like NOW Solutions deliver trusted, compliant solutions and service continuity.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.